December 13, 2018

Brandon Romanek
President
THC Therapeutics, Inc.
11700 W Charleston Blvd #73
Las Vegas, NV 89135

       Re: THC Therapeutics, Inc.
           Amendment No. 1 to Form 10-12G
           Filed November 27, 2018
           File No. 000-55994

Dear Mr. Romanek:

        We have conducted a preliminary review of your filing and have the following comments. We will not perform a detailed examination of the registration statement and we will not issue comprehensive comments on your filing until we resolve these threshold issues.

       If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response, we may have additional comments.

Amendment No. 1 to Form 10

General

1. Please provide a detailed analysis explaining whether the tokens to which you have rights are securities as defined in Section 2(a)(1) of the Securities Act. Your analysis should specifically address the distinct characteristics of each kind of token and how those characteristics affect your conclusions. If these tokens are securities, please tell us what exemption from registration you relied on when you entered into the agreements to acquire the tokens.
2.    Please provide us a detailed analysis of the status of the company under
Section 3 of the
      Investment Company Act of 1940.
         As noted in our letter to you dated October 29, 2018, this registration statement will become effective on December 18, 2018. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.
 Brandon Romanek
THC Therapeutics, Inc.
December 13, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Branch Chief, at
(202) 551-3617 with any questions.



                                                          Sincerely,
FirstName LastNameBrandon Romanek
                                                          Division of
Corporation Finance
Comapany NameTHC Therapeutics, Inc.
                                                          Office of Electronics
and Machinery
December 13, 2018 Page 2
cc:       Lance Brunson, Esq.
FirstName LastName